Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), September 26, 2022 – Ferrari N.V. (NYSE/EXM: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the Euro 150 million share buyback program announced on June 30, 2022, as the initial tranche of the multi-year share buyback program of approximately Euro 2 billion expected to be executed by 2026 in line with the disclosure made during the 2022 Capital Markets Day (the “First Tranche”), the additional common shares - reported in aggregate form, on a daily basis - on the Euronext Milan (EXM) and on the New York Stock Exchange (NYSE) as follows:

	EXM			NYSE				Total
Trading Date (d/m/y)	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)	Number of common shares purchased	Average price per share excluding fees ($)	Consideration excluding fees ($)	Consideration excluding fees (€)*	Number of common shares purchased	Average price per share excluding fees (€)*	Consideration excluding fees (€)*
19/09/2022	6,785	195.6138	1,327,239.63	—	—	—	—	6,785	195.6138	1,327,239.63
20/09/2022	7,200	195.1611	1,405,159.92	9,070	193.6476	1,756,383.73	1,758,846.12	16,270	194.4687	3,164,006.04
21/09/2022	8,150	194.6080	1,586,055.20	5,727	193.7732	1,109,739.12	1,120,269.65	13,877	195.0223	2,706,324.85
22/09/2022	9,500	193.5816	1,839,025.20	10,733	189.8170	2,037,305.86	2,061,215.97	20,233	192.7663	3,900,241.17
23/09/2022	11,430	190.4174	2,176,470.88	8,100	184.8136	1,496,990.16	1,534,744.88	19,530	190.0264	3,711,215.76
Total	43,065	193.5203	8,333,950.83	33,630	190.3187	6,400,418.87	6,475,076.62	76,695	193.0899	14,809,027.45

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Since the announcement of such First Tranche till September 23, 2022, the total invested consideration has been:
•Euro 63,403,370.62 for No. 326,747 common shares purchased on the EXM
•USD 10,530,714.22 (Euro 10,611,889.16*) for No. 54,441 common shares purchased on the NYSE.

As of September 23, 2022, the Company held in treasury No. 11,446,298 common shares equal to 4.45% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (https://www.ferrari.com/en-EN/corporate/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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